HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 05 April 2006

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 05 April 2006	Publication: Annual document in accordance with section 10 of the German Wertpapierprospektgesetz (WpPG)
(2) 05 April 2006	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Hypo Real Estate
HOLDING

Annual document in accordance with section 10 of the German Wertpapierprospektgesetz (WpPG)

Notification concerning transactions by persons performing managerial responsibilities pursuant to sec. 15a of the German Securities Trading Act (WpHG)
Publications dated 18 March 2005 and 23 August 2005
http://www.hyporealestate.com/eng/197.html
http://www.hyporealestate.com/eng/1087.html

Disclosures pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)
Publications dated 04 August 2005, 16 August 2005, 12 October 2005, 23 March 2006 and 03 April 2006 concerning shareholding disclosures of Barclays PLC, Barclays Bank PLC, Barclays Global Investors UK Holdings Limited, Brandes Investments Partners, The Capital Research and Management Company und The Capital Group Companies
http://www.hyporealestate.com/eng/763.html

Ad hoc announcement pursuant to sec. 15 German Securities Trading Act (WpHG)
Publications dated 15 March 2005, 10 August 2005 and 25 January 2006 concerning annual financial statements 2004, Reorganisation of the Group and concerning plans to raise dividend to EUR 1.00 per share for 2005.
http://www.hyporealestate.com/eng/766.html

Interim Reports 2005 according to IFRS
Publications of interim reports at 31 March 2005, 30 June 2005 and 30 September 2005.

Printed interim reports are available at Hypo Real Estate Holding AG.
The interim reports are available under
http://www.hyporealestate.com/eng/194.html

Annual Reports 2004 and 2005 according to IFRS
Publications of annual Reports 2004 and 2005
Printed annual reports are available at Hypo Real Estate Holding AG.
The annual reports are available under

http://www.hyporealestate.com/eng/783.html

Notification concerning the dividend for 2004
Publication at 23 May 2005 of the payment of dividend for 2004
http://www.hyporealestate.com/pdf/20050523_Dividendenbekanntmachung_HV051.pdf

Invitation to the ordinary shareholder's meetings 2006
The invitation has been published in the Electronic Federal Gazette ("elektronischer Bundesanzeiger") at 28 March 2006. The invitation is available under
http://www.hyporealestate.com/eng/195.html
Financial Calendar
http://www.hyporealestate.com/eng/1779.html

Hypo Real Estate
HOLDING

05.04.2006 - Antoine Jeancourt-Galignani

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a (Securities Trading Act (WpHG)

Publication date:	05. April 2006
Name of the person subject to the disclosure requirement:	Antoine Jeancourt-Galignani
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the supervisory board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	30 March 2006
Place of transaction:	Paris
Currency	EUR
Price:	56.195
Number of items:	2,000
Total amount traded:	112,390.00
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkeh Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart